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                                                  Ameritrade Holding Corporation
                                                  Datek Online Holdings Corp.
                                                  Commission File Number 0-22163


[AMERITRADE LOGO]                                         [DATEK LOGO]



At Ameritrade:                              For Media:
Donna Kush, Ameritrade                      Ann Pinkerton, Magnet Communications
Director, Corp. Communications              (212) 367-6865
(402) 216-5486                              apinkerton@magnetcom.com
dkush@ameritrade.com

At Datek:                                   For Investors and Analysts:
Mike Dunn                                   Dave Pleiss, Ameritrade
Vice President, Public Relations            Director, Investor Relations
(201) 761-8767                              (402) 440-8136
mdunn@datek.com                             dpleiss@ameritrade.com



                  AMERITRADE AND DATEK ANNOUNCE LANDMARK MERGER

          COMBINATION ESTABLISHES A NEW LEADER IN ONLINE EQUITY TRADES

                      SELF-DIRECTED INVESTORS BENEFIT FROM
                   BEST-IN-CLASS TECHNOLOGY, VALUE AND SERVICE


OMAHA, NE AND JERSEY CITY, NJ - MONDAY, APRIL 8, 2002 - Ameritrade Holding Corporation (NASDAQ: AMTD) and Datek Online Holdings Corp. announced today a merger agreement that creates the most efficient and one of the largest brokerages serving self-directed investors. The merger unites the two firms with the fastest growing account base, lowest cost operations and highest operating margins in the online brokerage industry. At closing it will be the largest online brokerage measured by equity trades per day. This combination is expected to be immediately accretive and cash flow positive, realize significant financial and business synergies and establish a top-tier industry leader. Financial synergies should be approximately $100 million after-tax when fully realized.

Under the agreement, market liquidity will improve when shareholders of the new Ameritrade receive a single class of common stock, with the owners of Datek receiving 50 percent of the total outstanding capital stock. The value of the transaction is approximately $1.289 billion based on the closing price of Ameritrade stock on April 5, 2002 net of the acquisition of cash plus regulatory capital valued at $100 million. Principal owners of Datek include the private equity firms, Bain Capital, TA Associates, Silver Lake Partners, an affiliate of Groupe Arnault and Advent International.


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Together, the Company will:

-    Have approximately:
     -    164,000 trades per day;
     -    2.7 million accounts;*
     -    $43 billion in client assets;*
     -    $2 billion in client margin balances;*
     -    Total annual revenues of $800 million;**
-    Form:
     - An experienced Board of Directors, with three representatives recommended by Ameritrade - including Joe Ricketts as chairman, three representatives recommended by Datek's private equity investors and three independent members.

"This is a wonderful day for our Company," said J. Joe Ricketts, chairman and founder of Ameritrade Holding Corporation. "This announcement marks an extraordinary advancement in Ameritrade's 27-year history of building a premier financial institution in the online brokerage industry. I am particularly excited by the strength of the experience, shared vision and financial sophistication that we expect our new Board of Directors to bring in support of our management's focus on ensuring that the Company delivers on its full potential."

"Through this merger, Ameritrade reinforces our commitment to providing optimum customization and choice at a tremendous value for clients," said Joe Moglia, chief executive officer of Ameritrade Holding Corporation who will be the CEO of the combined company. "The realization of significant synergies from operations, advertising, technology and client service will enable us to accelerate our complementary growth and profitability strategies thereby creating additional value for shareholders."

Ed Nicoll, chairman and chief executive officer of Datek Online Holdings Corp. added, "When we combine Datek's products, tools and technology with Ameritrade's highly-rated client service, we will establish an unbeatable proposition, especially for the active trader segment, by delivering a new standard of service and trading capabilities we know self-directed investors want."

"The great interest Datek generated among potential partners gave the private investor group a unique opportunity to carefully evaluate a variety of online brokerage business models and growth strategies," said Steve Pagliuca, a Managing Director of Bain Capital. "We unanimously concluded that investing in the market leader of a fast-growing and strategically important segment created the best long-term value. The new Ameritrade will set the standard of excellence in the marketplace for self-directed investors. We look forward to putting our collective skills and experience to work as members of the new Board of Directors."

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The transaction is expected to close within 90 days, subject to customary regulatory and shareholder approvals. On completion of the transaction, the Ricketts family will own 27.6 percent of Ameritrade common stock; Bain Capital will own approximately 10.7 percent of Ameritrade common stock; TA Associates will own approximately 9.0 percent of Ameritrade common stock; Silver Lake Partners will own approximately 7.7 percent of Ameritrade common stock; Group Arnault will own approximately 4.8 percent; and Advent International will own approximately 3.1 percent.

Ameritrade will update its current projections in the Investor Relations "Outlook" section of its corporate Web site located at www.amtd.com after closing the transaction.

ABOUT AMERITRADE HOLDING CORPORATION
Ameritrade Holding Corporation (www.amtd.com) is a pioneer in the online brokerage industry with a 27-year history of providing clients a self-directed approach to investment services. The award-winning Company, through its Private Client and Institutional Client divisions, provides tiered levels of brokerage products and services tailored to meet the varying investing, trading and execution needs of self-directed individual investors, financial institutions and corporations.

ABOUT DATEK ONLINE HOLDINGS CORP.
Established in 1998, privately held Datek Online Holdings Corp. is one of the most innovative financial services companies in the United States. The Company's primary businesses are Datek Online Financial Services LLC, a pioneer in the online brokerage industry; iClearing LLC, a securities clearing operation; and iCapital Markets LLC, a provider of execution services. (www.datek.com.)

ABOUT BAIN CAPITAL
Bain Capital is a global private equity firm with over $12 billion in assets under management. The firm has made investments in more than 225 companies, across many industries. Headquartered in Boston, Bain Capital has offices in New York, San Francisco, London and Munich. (www.baincapital.com.)

ABOUT TA ASSOCIATES
TA Associates is one of the oldest buyout and private equity firms in the U.S. with offices in Boston, Menlo Park and Pittsburgh. TA manages over $5 billion in capital and has invested in 330 companies. (www.ta.com.)

ABOUT SILVER LAKE PARTNERS
Silver Lake Partners is a private equity investment firm focused on large-scale investments in technology and related growth companies. Silver Lake has offices in Menlo Park, California and New York. (www.slpartners.com.)


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ABOUT GROUPE ARNAULT
Groupe Arnault is the private investment vehicle for Bernard Arnault, chairman and president of LVMH.

ABOUT ADVENT INTERNATIONAL
Advent International has wholly owned and affiliated operations in 30 countries across Western and Central Europe, the Americas, the Asia Pacific region and the Middle East. Advent International has particular expertise in chemicals, business services, healthcare, media, telecommunications and broadcasting, and information technology. The firm has 126 portfolio companies.
(www.adventinternational.com.)


                                      # # #


*Source: Company reports. Data for the quarter ended December 31, 2001. **4th calendar quarter annualized

This document contains forward-looking statements regarding future events or the future performance of Ameritrade. Various factors could cause actual results to differ materially from those anticipated. Readers of this document are advised to review the documents filed by Ameritrade with the Securities and Exchange Commission, including Ameritrade's most recent Form 10-K and 10-Q for descriptions of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 CONCERNING THIS TRANSACTION TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS WILL BE ABLE TO OBTAIN THIS DOCUMENT WHEN FILED FOR FREE FROM THE COMMISSION'S WEB SITE AT WWW.SEC.GOV OR FROM AMERITRADE BY CONTACTING ITS CORPORATE SECRETARY.